Exhibit 21

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE “UNITED STATES”) OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW).

21 October 2025

BRITISH AMERICAN TOBACCO p.l.c. ANNOUNCES TENDER OFFER FOR EURO-DENOMINATED PERPETUAL SUBORDINATED FIXED-TO-RESET RATE NON-CALL 5.25 YEAR SECURITIES

British American Tobacco p.l.c. (the “Company”) announces today an invitation to holders of its outstanding €1,000,000,000 Perpetual Subordinated Fixed-to-Reset Rate Non-Call 5.25 Year Securities with a current coupon of 3.000 per cent. and its First Optional Redemption Date in 2026 (ISIN: XS2391779134) (the “Securities”) to tender any and all of such Securities for purchase by the Company for cash (the “Offer”). The Offer is being made on the terms and subject to the conditions (including, without limitation, the New Financing Condition (as defined below)) contained in the tender offer memorandum dated 21 October 2025 (the “Tender Offer Memorandum”) prepared by the Company in respect of the Offer, and is subject to the offer and distribution restrictions set out below and as more fully described in the Tender Offer Memorandum.

Copies of the Tender Offer Memorandum are (subject to offer and distribution restrictions) available from the Tender Agent as set out below. Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

Summary of the Offer
Description of the Securities	ISIN / Common Code	Coupon until the First Reset Date[1]	First Optional Redemption Date2 / First Reset Date	Outstanding aggregate principal amount	Purchase Price[3]	Amount subject to the Offer
€1,000,000,000 Perpetual Subordinated Fixed-to-Reset Rate Non-Call 5.25 Year Securities	XS2391779134 / 239177913	3.000 per cent. p.a.	Any Business Day from (and including) 27 September 2026 / 27 December 2026	€1,000,000,000	100.375 per cent. (being €1,003.75 per €1,000 in principal amount of the Securities)	Any and all

1. “First Reset Date” has the meaning given in the terms and conditions of the Securities.

2. The terms and conditions of the Securities provide for an optional call at par (together with any accrued and unpaid interest up to (but excluding) the redemption date and including any accrued but unpaid Deferred Interest (as defined in the terms and conditions of the Securities)) at the Company’s option on any Business Day (as defined in the terms and conditions of the Securities) from (and including) 27 September 2026 to (and including) 27 December 2026 (being the First Reset Date) or on any Interest Payment Date thereafter (as defined in the terms and conditions of the Securities). See also “Substantial Repurchase Event Redemption Option if 75 per cent. of more of the Securities are purchased in the Offer and Related Company Intentions” below.

3. In addition to the Purchase Price, the Company will also pay holders of the Securities (whose Securities are accepted for purchase by the Company) the Accrued Interest Payment (as defined in the Tender Offer Memorandum) on the Settlement Date.

Rationale for the Offer

The purpose of the Offer in conjunction with the planned issuance of the New Securities is, among other things, to proactively manage the Company’s hybrid capital portfolio. The Offer also provides Securityholders with the opportunity to sell their Securities ahead of the upcoming First Optional Redemption Date and to apply for priority in the allocation of the New Securities, as more fully described in the Tender Offer Memorandum.

Securities purchased in the Offer will be cancelled.

Substantial Repurchase Event Redemption Option if 75 per cent. or more of the Securities are purchased in the Offer and Related Company Intentions

Under the terms and conditions of the Securities, in the event that 75 per cent. or more in the principal amount of the Securities initially issued has been purchased by the Company (and the Company has effected the corresponding cancellations), the Company may, at its option and subject to having given not less than 10 nor more than 30 days’ notice to (amongst others) the Securityholders, redeem all of the remaining outstanding Securities at their principal amount, together with any accrued and unpaid interest (and including any accrued but unpaid Deferred Interest (as defined in the terms and conditions of the Securities)), up to (but excluding) the redemption date. As at the date of this announcement, it is the intention of the Company to exercise the above-mentioned option if (i) such threshold is met and (ii) the Company has accepted all validly tendered Securities pursuant to the Offer in full. However, there can be no assurance, in the event such threshold is met, as to whether or when the Company will choose to exercise its option to redeem the Securities. Any future decision by the Company to redeem the outstanding Securities will depend on various factors existing at that time and such a decision would be taken following the Settlement Date of the Offer. No assurance can be given that the 75 per cent. threshold described above will or will not be met pursuant to the Offer.

Holders of the Securities should note that, if the Company becomes entitled to, and decides to, exercise such optional redemption right under the terms and conditions of the Securities, holders of the Securities who do not participate in the Offer will receive a lower price for their Securities than they would have done pursuant to the Offer.

Amount subject to the Offer

The Company intends to accept for purchase any and all Securities validly tendered pursuant to the Offer on the terms and subject to the conditions contained in the Tender Offer Memorandum; however, until the Company announces the results of the Offer, no assurance can be given that any tenders will be accepted. The acceptance of any Securities for purchase is at the sole and absolute discretion of the Company and the Company reserves the sole and absolute right not to accept any Securities for purchase. No scaling will be applied to Tender Instructions that are accepted pursuant to the Offer.

New Financing Condition

The Company announced today its intention to issue two series of new euro-denominated hybrid capital securities (together, the “New Securities”). Whether the Company will accept for purchase any Securities validly tendered in the Offer and complete the Offer is subject, without limitation, to the successful completion (in the sole and absolute discretion of the Company) of the issue of the New Securities (the “New Financing Condition”) unless the Company, in its sole and absolute discretion, elects to waive the New Financing Condition.

Even if the New Financing Condition is satisfied, or waived, the Company is under no obligation to accept for purchase any Securities validly tendered pursuant to the Offer. The acceptance for purchase by the Company of Securities validly tendered pursuant to the Offer is at the sole and absolute discretion of the Company, and tenders may be rejected by the Company for any reason.

New Securities Priority

Holders of Securities that wish to subscribe for New Securities in addition to tendering Securities for purchase pursuant to the Offer may, at the sole and absolute discretion of the Company, receive priority (the “New Securities Priority”) in the allocation of the New Securities, subject to: (i) the issue of the New Securities, (ii) such holder indicating their firm intention to tender their Securities to the Company or any Dealer Manager (as set out below) and (iii) such holder making a separate application for the purchase of such New Securities to one of the Joint Lead Managers of the issue of the New Securities in accordance with the standard new issue allocation processes and procedures of such Joint Lead Manager.

A key factor in the allocation of the New Securities will be whether holders of Securities have validly tendered or indicated their firm intention to the Company or any Dealer Manager to tender their Securities. When considering allocation of each series of New Securities, the Company intends, but is not obligated, to give preference to those holders of Securities who, prior to such allocation, have validly tendered or indicated their firm intention to the

Company or any Dealer Manager to tender the Securities (and confirmed the principal amount of Securities that they so intend to tender) and subscribe for New Securities. However, the Company is not obliged to allocate the New Securities to a holder of Securities who has validly tendered or indicated a firm intention to tender the Securities pursuant to the Offer and any amount allocated may be more or less than the aggregate principal amount of Securities validly tendered, or in respect of which a firm intention to tender has been indicated, by such holder of Securities. Any allocation of the New Securities, while being considered by the Company as set out above, will be made in accordance with customary new issue allocation processes and procedures. In the event that a holder validly tenders Securities pursuant to the Offer, such Securities will remain subject to such tender as well as the conditions of the Offer as set out in the Tender Offer Memorandum, irrespective of whether that holder receives all, part or none of any allocation of New Securities for which it has applied.

To request New Securities Priority and/or further details, a holder of Securities should contact any of the Dealer Managers, the contact details for which are set out below. The pricing of each series of the New Securities is expected to take place prior to the Expiration Deadline and, as such, holders of Securities are advised to contact a Dealer Manager as soon as possible prior to the Expiration Deadline in order to tender or provide an indication of their firm intention to tender their Securities and the amount that such holder intends to tender.

Any investment decision to purchase any New Securities should be made solely on the basis of the information contained in the Prospectus to be prepared by the Company and pursuant to which each series of the New Securities is intended to be issued (the “Prospectus”), and no reliance is to be placed on any representations other than those contained in the Prospectus. Subject to compliance with all applicable securities laws and regulations, a preliminary version of the Prospectus dated 21 October 2025 (the “Preliminary Prospectus”) is (and once published, the Prospectus will be) available from one of the Joint Lead Managers of the issue of the New Securities, on request. In addition, the Prospectus will (once published) be available at: http://www.londonstockexchange.com/exchange/news/market-news/market-news-home.html.

Holders who may wish to subscribe for New Securities should carefully consider all of the information in the Preliminary Prospectus, and (once published) the Prospectus, including (but not limited to) the risk factors therein.

The New Securities are not being, and will not be, offered or sold in the United States. Nothing in this announcement or the Tender Offer Memorandum constitutes an offer to sell or the solicitation of an offer to buy the New Securities in the United States or any other jurisdiction. Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the United States Securities Act of 1933, as amended (the “Securities Act”). The New Securities have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act).

Compliance information for each series of the New Securities: UK MiFIR professionals / ECPs-only / No EEA or UK PRIIPS KID - Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK.

No action has been or will be taken in any jurisdiction in relation to the New Securities that would permit a public offering of securities and the minimum denomination of the New Securities of each series will be €100,000.

Purchase Price and Accrued Interest

The Company will, on the Settlement Date, for Securities validly tendered for purchase pursuant to the Offer and accepted for purchase by the Company, pay a fixed purchase price of 100.375 per cent. of the principal amount of such Securities (being €1,003.75 per €1,000 in principal amount of such Securities) (the “Purchase Price”).

In addition to the Purchase Price, the Company will also pay an Accrued Interest Payment in respect of Securities accepted for purchase pursuant to the Offer.

General

The Offer begins on 21 October 2025 and will expire at 4.00 p.m. (London time) on 28 October 2025 (the “Expiration Deadline”), unless extended, re-opened, amended, withdrawn and/or terminated by the Company (in its sole and absolute discretion), as provided in the Tender Offer Memorandum.

In order to participate in, and be eligible to receive the Purchase Price and Accrued Interest Payment pursuant to the Offer, Securityholders must validly tender their Securities by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline. The deadlines set by any intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadline specified above.

Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.

Tender Instructions must be submitted in respect of a principal amount of Securities of no less than €1,000, and may be submitted in integral multiples of €1,000 above such minimum amount. In order to be eligible for New Securities Priority, a Securityholder must submit a Tender Instruction in respect of a principal amount of Securities of no less than €100,000 (being the minimum denomination of the New Securities).

Indicative Timetable for the Offer

Events	Times and Dates (all times are London time)
Launch Date
Announcement by the Company of the Offer. Tender Offer Memorandum available from the Tender Agent. Commencement of the tender offer period.	21 October 2025
Expiration Deadline
Final deadline for receipt of valid Tender Instructions by the Tender Agent in order for Securityholders to be able to participate in the Offer.	4.00 p.m. on 28 October 2025
Announcement of Results
Announcement by the Company of its decision on whether to accept (subject to satisfaction, or waiver, of the New Financing Condition and the other conditions described in the Tender Offer Memorandum) valid tenders of Securities pursuant to the Offer and, if so accepted, the aggregate principal amount of Securities accepted for purchase and the aggregate principal amount of Securities that will remain outstanding after the Settlement Date.

As soon as practicable on the Business Day immediately following the Expiration Deadline
Settlement Date
Subject to satisfaction, or waiver, of the New Financing Condition and the other the conditions described in the Tender Offer Memorandum, payment of the Purchase Price and the Accrued Interest Payment in respect of the Securities accepted for purchase.
Expected to be on 31 October 2025

The times and dates set out above and in the Tender Offer Memorandum may (subject to applicable law) be extended, re-opened and/or amended by the Company (in its sole and absolute discretion), or the Offer withdrawn and/or terminated by the Company (in its sole and absolute discretion), in each case in accordance with the terms of the Offer as described in the Tender Offer Memorandum. Accordingly, the actual timetable may differ significantly from the timetable above.

All announcements will be made by the Company by (i) publication through RNS and (ii) delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements may also be made on the relevant Informa IGM Screen Insider service and/or by the issue of a press release to a Notifying News Service. Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender Agent, the contact details for which are set out below. Significant delays may be experienced in respect of notices delivered to the Clearing Systems and Securityholders are urged to contact the Tender Agent for the relevant announcements, the contact details for which are set out below.

Securityholders are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would need to receive instructions from a Securityholder in order for that Securityholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offer before the deadlines specified above and in the Tender Offer Memorandum. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above and in the Tender Offer Memorandum.

Further Information

Securityholders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, the Offer.

Requests for information in relation to the Offer should be directed to:

THE DEALER MANAGERS
Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom Telephone: +44 20 7996 5420 Email: DG.LM-EMEA@bofa.com Attention: Liability Management Group	Mizuho International plc 30 Old Bailey London EC4M7AU United Kingdom Telephone: +34 91 790 7559 Email: liabilitymanagement@uk.mizuho-sc.com Attention: Liability Management	NatWest Markets Plc 250 Bishopsgate London EC2M 4AA United Kingdom Telephone: +44 20 7678 5222 Email: NWMliabilitymanagement@natw estmarkets.com Attention: Liability Management

Requests for information in relation to the procedures for tendering Securities in, and for any documents or materials relating to, the Offer should be directed to:

THE TENDER AGENT
Kroll Issuer Services Limited The News Building 3 London Bridge Street London SE1 9SG United Kingdom Email: bat@is.kroll.com Attention: Owen Morris

Website: https://deals.is.kroll.com/bat

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offer. Any Securityholder who is in any doubt as to the contents of this announcement and the Tender Offer Memorandum or the action it should take is recommended to seek its own financial and legal advice, including in respect of any financial, accounting and tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Securities in the Offer. None of the Company, the Dealer Managers or the Tender Agent makes any recommendation whether the Securityholders should tender Securities in the Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum come(s) are required by each of the Company, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions. Neither this announcement nor the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Securities (and tenders of Securities in the Offer will not be accepted from Securityholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws requires the Offer to be made by a licensed broker or dealer and a Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made on behalf of the Company by such Dealer Manager or such affiliate (as the case may be) in such jurisdiction.

Nothing in this announcement, the Tender Offer Memorandum or the electronic transmission thereof constitutes an offer to sell or the solicitation of an offer to buy the New Securities in the United States or any other jurisdiction.

No action has been or will be taken in any jurisdiction in relation to the New Securities that would permit a public offering of securities and the minimum denomination of each series of New Securities will be €100,000.

United States. The Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Securities may not be tendered in the Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States as defined in Regulation S of the Securities Act. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States. Any purported tender of Securities in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Securities made by, or by any person acting for the account or benefit of, a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

This announcement and the Tender Offer Memorandum are not an offer to buy or sell, or a solicitation of an offer to sell or buy, securities in the United States or to U.S. Persons (as defined in Regulation S of the Securities Act (each a “U.S. Person”)). Securities may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The New Securities have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United

States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. Persons.

Each holder of Securities participating in the Offer will represent that it is not located in the United States and is not participating in the Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Offer from the United States. For the purposes of this and the above two paragraphs, “United States” means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom. The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or within Article 43 of the Financial Promotion Order, or to any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (together, “relevant persons”). Any investment or investment activity to which this announcement or the Tender Offer Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons (and is subject to other restrictions referred to in the Financial Promotion Order).

Italy. None of the Offer, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Accordingly, Securityholders or beneficial owners of the Securities that are located in Italy may tender their Securities for purchase in the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offer.

France. The Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Tender Offer Memorandum nor any other document or material relating to the Offer has been or shall be distributed to the public in France except to qualified investors (investisseurs qualifiés) (as defined in Article 2(e) of Regulation (EU) 2017/1129, as amended, and Article L.411-2 of the French Code monétaire et financier as amended from time to time) who are eligible to participate in the Offer. None of this announcement or the Tender Offer Memorandum or any other document or material relating to the Offer has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium. The Offer is not being made, and will not be made or advertised, directly or indirectly, to any individual in Belgium qualifying as a consumer within the meaning of Article I.1 the Belgian Code of Economic Law, as amended (a “Consumer”) and none of this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offer have been or will be and may not be distributed, directly or indirectly, in Belgium to Consumers.

Enquiries:

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